Exhibit 99.2

Summary English Translation of Wanli’s Response to SSE Inquiry Letter

SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”) has been advised by Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (“SSE”) (stock code: 600847) that, on May 3, 2016, Wanli submitted to the SSE a response letter to its inquiry letter dated January 28, 2016 with respect to the Company’s proposed acquisition of a controlling stake in Wanli and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”). For further details of the Restructuring and the full text of Wanli’s response letter, please refer to public announcements made by Wanli, available at www.sse.com.cn, the official website of the SSE. Set forth below is a summary English translation of the response, which is qualified in its entirety by reference to Wanli’s response letter, available at www.sse.com.cn.

Certain Definitions:

Fang Subsidiaries: Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”) and Beijing SouFun Decorative Engineering Co., Ltd.

SouFun Technology: Beijing SouFun Science and Technology Development Co., Ltd.

SouFun Hong Kong Subsidiaries: China Home Holdings (HK) Limited, Bravo Work Investments Limited and Hong Kong Property Network Limited

Target Business: Internet advertising for real estate and home furnishing industries

Target Companies: Beijing SouFun Network Technology Co., Ltd. (“Beijing SouFun Network”), SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”), Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Li Man Wan Jia”), Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Tuo Shi Huan Yu”) and Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Hong An Tu Sheng”).

Preliminary Plan: the preliminary plan submitted by Wanli to the SSE on January 19, 2016 with respect to the Restructuring.

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1.	Questions relating to the Internet content provider (“ICP”) license

1)	Whether the foreign shareholding structure of a subsidiary to be formed by one of the Target Companies is qualified to hold an ICP license?

Wanli’s response:

The newly established subsidiary is Shanghai Jing Rong Information Technology Co., Ltd., (“Shanghai Jing Rong”). Its shareholding structure is as follows:

According to the Certificate of Global Top Level Domain Name issued by HiChina Zhicheng Technology Ltd., the “fang.com” domain name is owned by Shanghai Jing Rong. Such certificate has a valid term until June 20, 2024.

In April 2016, Shanghai Jing Rong received the Approval of Pilot Foreign Investment in Operating Value-added Telecommunications Business at China (Shanghai) Pilot Free Trade Zone from the Shanghai Communications Administration, pursuant to which Shanghai Jing Rong is permitted to conduct value-added telecommunications businesses based in China (Shanghai) Pilot Free Trade Zone. Its business scope includes Internet information service, online data processing and transaction processing (operative e-commence) in connection with the relevant domain names, i.e., “fang.com” and “fangtianxia.com,” under which Shanghai Jing Rong may provide services to the entire country. Such approval has a valid term of three years. According to the administrative public record, the ICP filing procedures for both “fang.com” and “fangtianxia.com” have been completed.

Therefore, Shanghai Jing Rong, a subsidiary of one of the Target Companies, owns the domain name “fang.com” and has acquired the ICP license for the provision of value-added telecommunications services under “fang.com.”

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2)	Whether the business cooperation between the Target Companies and SouFun Technology violates any ICP license-related rules and regulations?

Wanli’s response:

Under the ICP cooperation agreement by and among the Target Companies, SouFun Technology and Fang, the Target Companies would establish business cooperation with SouFun Technology, whereby the Target Companies and/or its subsidiary(ies) would be responsible for services such as business development, customer sourcing and sales planning and SouFun Technology would be responsible for services such as online information distribution which are permitted to ICP license holders only. As Shanghai Jing Rong has already acquired the ICP license for the provision of value-added telecommunications services under “fang.com” as of the date of this response, the cooperation between the Target Companies and SouFun Technology has terminated in accordance with the terms of the ICP cooperation agreement.

The ICP license-related regulations do not prohibit business cooperation contemplated in the ICP cooperation agreement. In addition, Wanli’s independent financial advisor and legal counsel had recently consulted with relevant regulatory authorities and confirmed that the business cooperation contemplated in the ICP cooperation agreement does not violate any ICP license-related rules and regulations so long as the services permitted to ICP license holders only are in fact provided by an ICP license holder. Therefore, Wanli’s independent financial advisor and legal counsel are of the view that the Target Companies can carry out the business cooperation with SouFun Technology in accordance with the ICP cooperation agreement.

2.	Questions relating to whether the Target Companies satisfy SSE IPO conditions

1)	Whether the principal business of the Target Companies has changed in the past three years?

Wanli’s response:

Wanli’s independent financial advisor and legal counsel are of the view that, given the Restructuring is a corporate reorganization under the same ultimate control and all the assets transacted under the Restructuring are equity interests and assets of the subsidiaries of the Target Companies engaged in the Target Business, the Target Business has not changed in the past three years.

Other unaudited financial data disclosed in the response letter include the following:

(i)     Assets related to the Target Companies as of September 30, 2015

	(Unaudited, in thousands of RMB)
Item	Total Assets	Total liability
Assets injected into the Target Companies from Fang’s other entities in the Restructuring	1,760,121.2	1,094,501.0
Assets of all the Target Companies before the Restructuring	7,767,491.4	4,933,036.6

* Assets and liabilities of all of the Target Companies before the Restructuring are the arithmetic sum of the respective assets and liabilities of the Target Companies.

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(ii)   Assets injected and revenue and profit generated from such assets as a percentage of the relevant Target Companies’ total assets, revenue and profit, respectively, as of and for the year ended December 31, 2014 (inter-company receivables and payables have been eliminated)

a.	Beijing SouFun Network

	(Unaudited, in thousands of RMB)
Item	Assets	Revenue	Profit
Injection	56,156.1	69,190.5	26,843.7
Total	3,809,526.1	418,546.0	141,947.1
%	1.47%	16.53%	18.91%

b.	SouFun Media

No assets were injected into SouFun Media.

c.	Li Man Wan Jia

No assets were injected into Li Man Wan Jia.

d.	Tuo Shi Huan Yu

	(Unaudited, in thousands of RMB)
Item	Assets	Revenue	Profit
Injection	481,933.6	231,259.9	175,318.8
Total	947,622.0	429,749.2	222,993.6
%	50.86%	53.81%	78.62%

e.	Hong An Tu Sheng

	(Unaudited, in thousands of RMB)
Item	Assets	Revenue	Profit
Injection	638,267.1	421,345.3	-83,492.9
Total	2,730,383.3	1,635,180.1	1,149,234.9
%	23.38%	25.77%	-7.27%

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2)	Whether the Target Companies are complete standalone operations?

Wanli’s response:

Wanli’s independent financial advisor and legal counsel are of the view that the Target Companies are complete standalone operations and have the necessary assets, manpower, business organization, authorization and licenses for the operation of their primary businesses.

The Target Companies conducted their relevant businesses on “fang.com” during the reporting period. Pursuant to the ICP cooperation agreement, the Target Companies and/or their subsidiary(ies) were responsible for services such as business development, customer sourcing and sales planning, and SouFun Technology was responsible for services such as online information distribution which are permitted to ICP license holders only. SouFun Technology provided such services to the Target Companies free of charge.

As of the date of this response, Shanghai Jing Rong, a subsidiary of one of the Target Companies, has obtained the domain name “fang.com” and the ICP license for the provision of value-added telecommunications services under “fang.com.” Therefore, the Target Companies have the necessary business system and assets related to their operations.

According to the ICP cooperation agreement, (i) the Target Companies and SouFun Technology would conduct business cooperation pursuant to which SouFun Technology would provide the required services to the Target Companies free of charge; (ii) after Shanghai Jing Rong obtains an ICP license, Shanghai Jing Rong would provide the same type of services that require ICP license to Fang through the online platform under “fang.com” free of charge; and (iii) the term of the cooperation between Shanghai Jing Rong and Fang shall be three years after Shanghai Jing Rong obtains an ICP license, and to the extent permitted by applicable laws, the parties irrevocably and unconditionally grant Fang the right to renew the ICP cooperation agreement on the same terms or terminate the ICP cooperation agreement at the sole discretion of Fang.

Wanli’s independent financial advisor and legal counsel are of the view that the pricing arrangement for Fang to utilize the services provided by Shanghai Jing Rong as described above is fair. In addition, Wanli has followed the required procedures to ensure the fairness of the above arrangement.

3.	Questions relating to Fang’s ongoing U.S. litigation

Wanli’s response:

Wanli’s independent financial advisor is of the view that Fang’s ongoing U.S. litigations will not have material impact on the Restructuring or prevent the “fang.com” domain name initially owned by SouFun Technology from being transferred to the Target Companies.

4.	Questions relating to the approval of the Restructuring by the U.S. Securities and Exchange Commission or Fang’s shareholders

Wanli’s response:

According to a memorandum prepared by Fang’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, P.C., the Restructuring to be undertaken by Fang, a company incorporated in the Cayman Islands and listed in the United States, is currently not required to be approved by the U.S. Securities and Exchange Commission under relevant U.S. federal securities laws and regulations and the New York Stock Exchange rules. In the opinion of Fang’s Cayman Islands counsel, Maples and Calder, no authorization or ratification is required to be given by or on behalf of the shareholders of Fang in respect of the execution, delivery and performance of the relevant transaction documents by Fang’s subsidiaries in relation to the Restructuring.

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5.	Questions relating to the Target Companies’ business operation

1)	The basis of certain statements regarding the Target Companies’ operations:

(i)	The basis for the statement that the Target Companies provide comprehensive and high quality Internet advertising services for real estate industries

Wanli’s response:

•	The Target Companies have a large user base.

•	The Target Companies provide broad Internet advertising and marketing services able to meet diversified customer needs.

•	The Target Companies provide additional value-added services.

•	The Target Companies have received numerous awards and established good brand image.

(ii)	The basis for the statement that there are limited alternatives for online real estate advertising

Wanli’s response:

•	Internet will become the first entrance point for customers to acquire real estate information. Therefore, Internet advertising is still the vital marketing channel for real estate developers and brokers, indicating good potentials for future growth.

•	The Target Companies have competitive advantages in terms of Internet traffic.

•	The Target Companies are able to provide comprehensive and high quality services.

(iii)	The basis for the statement that Target Companies have a leading market position in the Internet advertising services for real estate industry

Wanli’s response:

Information revealed by various third party data websites and real estate service Apps shows that the relevant indicators of the Target Companies’ business are ahead of those of their competitors.

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2)	The impact of Fang’s new real estate brokerage business on the Target Companies’ advertising business

Wanli’s response:

Fang’s entry into real estate brokerage business had a negative impact on the Target Companies’ secondary home advertising business. According to unaudited management accounts, the Target Companies’ revenue from secondary home advertising business decreased from RMB876.53 million and RMB714.40 million in 2013 and 2014, respectively, to RMB404.73 million for the nine months end September 30, 2015. There are two factors contributed to such decline: (i) since June 2014, the Target Companies lowered the pricing of their Interactive Search System for Real Estate Listings (also known as “SouFun Bang”), one of their main advertising income sources for secondary home, and (ii) Fang entered into online real estate brokerage business in August 2014 with lower commission for secondary home transactions, resulting in direct competition with the Target Companies’ secondary home advertising customers.

The following chart shows the average daily number of port for the Target Companies’ secondary home advertising business:

Fang commenced online real estate brokerage business in August 2014. SouFun Bang’s average daily number of port declined from then onwards. SouFun Bang’s average daily number of port began to recover since the second quarter of 2015 as a result of its high quality services and good brand image.

3)	Changes in the Target Companies’ top five customers and sales from these customers

Wanli’s response:

Revenues from the Target Companies’ top five customers as a percentage of the Target Companies’ total revenues decreased from 9.92% in 2013 to 5.60% in 2014 and further to 4.24% in the nine months ended September 30, 2015. Certain top customers reduced their advertising spending on the Target Companies, which caused the decrease in the corresponding percentage of revenues contributed by these top customers and resulted in changes in the compositions of the top five customers.

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4)	The Target Companies’ performance trends

(i)    Reasons for the Target Companies’ revenue decline

Wanli’s response:

The following table shows the Target Companies’ revenue breakdown:

	(Unaudited, in thousands of RMB)
	Nine months ended September 30, 2015		2014		2013
	Revenue	%	Revenue	%	Revenue	%
New home advertising	829,498.3	61.10%	1,500,211.1	62.18%	1,519,487.1	60.50%
Secondary home advertising	404,729.9	29.81%	714,401.6	29.61%	876,526.0	34.90%
Home furnishing advertising	123,420.3	9.09%	198,208.9	8.21%	115,543.9	4.60%
Total	1,357,648.5	100.00%	2,412,821.6	100.00%	2,511,556.9	100.00%

Revenues from both new home and secondary home advertising services declined during the above reporting periods. The main reasons are twofold. Fang adjusted its internal business structure, organizational structure and personnel in connection with its business transformation, which to certain extent had an impact on the Target Companies’ market expansion and customer retention, and caused a decline in the Target Companies’ revenues. In addition, the Target Companies temporarily reduced their pricing in response to a loss of customers for the secondary home advertising services, which was caused by the direct competition between Fang’s new business and the business of certain customers of the Target Companies.

(ii)	Basis for the statement that the Target Companies’ revenue may steadily rise in the future

Wanli’s response:

•	Revenue from secondary home advertising is expected to gradually recover. The average daily number of port of SouFun Bang bottomed in 2014 and had a significant rebound since the second quarter of 2015.

•	The Target Companies enjoy a competitive advantage in the market for their comprehensive and high quality services.

•	Favorable policies for the real estate industry have been rolling out to support gradual recovery of the industry.

•	Real estate developers have been actively selling developed but yet unsold homes since the central government issued the relevant policy guidance in November 2015. According to the latest research report from China Merchants Securities Co., Ltd., the real estate industry has enjoyed a gradual recovery from March 2015 and may continue to rise until 2019. Driven by such recovery, the performance of the Target Companies’ new home business is expected to rise from early 2016.

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6.	Questions relating to pricing pressure as a result of competition faced by the Target Companies

Wanli’ s response:

SouFun Bang’s pricing as of September 30, 2015 was lowered by about 40% from the level at the beginning of 2014. Such price reduction is a short term measure and may be reversed to certain extent in the near future as market conditions change and the Target Companies continue to improve their services.

During the past three years, the Target Companies’ pricing for their Internet advertising business of new home and home furnishing was relatively stable, and the Target Companies’ management does not expect it will change significantly in the near future. The Target Companies may slightly increase the pricing of their secondary home advertising services.

Target Companies have taken the following measures to maintain their core competitive strengths:

•	strengthen the Target Companies’ service quality;

•	improve the authenticity of the real estate information displayed on their platform;

•	optimize the website layout for improved user experience; and

•	maximize Fang’s advantage in brand.

Wanli’s independent financial advisor is of the view that the Target Companies enjoy various competitive advantages, including the brand recognition, extensive network covering more than 500 cities, long-term relationship with local partners and a large number of online users. It does not expect the Target Companies to fail to realize the forecasted financial results due to lowered pricing as a result of intensified competition.

7.	Questions relating to the risks faced by the Target Companies in their Internet advertising and financial service businesses

Given its internal strategies of business development, Fang, after consultation with Wanli, resolved to change the business scope of the Target Business to Internet advertising for real estate and home furnishing industries.

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1)	Industry overview

Wanli’s response:

(i)	Industry

The business of the Target Companies mainly includes Internet advertising services for the real estate and home furnishing industries, which belongs to subcategory 64 (Internet and related services) under category I (Information transmission, software and information technology services), according to the Guidance for Industry Categorization for the Listed Companies (Revised in 2014) issued by the China Securities Regulation Commission.

(ii)	Industry Development

Internet related industries are growing rapidly in China and have become a new engine for the economic growth. The development of the Internet real estate information service industry in China has demonstrated the following trends:

•	The Internet connection speed becomes increasingly faster and the number of Internet users increases continuously, which form the foundation for the development of Internet real estate information services.

•	The increased market size facilitates the continued development of the Internet real estate information service industry. According to the 2016 Annual Monitoring Report of Chinese Internet Advertising Industry (Simplified Version) prepared by iResearch, a third-party data service provider, the Chinese Internet advertising industry keeps growing. The market size reached RMB209.37 billion by the end of 2015, representing an annual increase of 35.98% compared to 2014.

Data source: iResearch

The Internet advertising spending by the real estate industry also increased continuously. According to iAdTracker’s Internet advertising database, the Internet advertising spending by the real estate industry accounted for 15.7% of the total Internet advertising spending in the fourth quarter of 2015, representing a 0.5% increase from the third quarter of 2015 and a 1.2% increase on a year-on-year basis. The Internet advertising spending by the real estate and home furnishing industry may still have significant growth potentials.

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Data source: iAdTracker

•	The national policies benefit and accelerate the development of China’s Internet real estate information service industry.

•	The housing sales rebounded in 2015 which drove the continued development of the Internet real estate information service industry.

•	The latest data from the National Bureau of Statistics of China shows that the commodity house sales recovered in 2015. During the first half of 2015, with the ease of credit policy and other government stimulus policies, both sales revenue and sales area, i.e., the two key indicators of the real estate market, achieved positive growth for the first time after 2014. Although real estate developers still have liquidity and inventory problems, the real estate market has become gradually stabilized and shows signs of a weak recovery.

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On the other hand, the potential housing demand has yet to peak. Demographic structure is the key driver of real estate market in the long term. Although the era of Chinese demographic bonus has passed, demographic structural adjustment takes a long time. In the short term, the change in demographics has yet to completely reverse the trend of those factors driving real estate demand, and change of people’s view on marriage delays the release of relevant housing demand. Moreover, tier-1 cities are at a better position in economic growth and industry agglomeration, which result in continuous increase in population and increase in housing demand. Internet real estate information service industry will continue to grow.

•	With the widespread of Internet access and the change of people’s habits, more and more consumers who have demands for purchasing or renting houses obtain relevant information via Internet.

(iii)	Potential risks

The Internet security issues have always been a major obstacle for the development of the Internet information service industry. Lack of talents who understand IT operation and technology, Internet and the real estate industry is also an issue faced by the Internet real estate information service industry.

2)	Business development, market position, core competitiveness and risks of the Target Companies

Wanli’s response

(i)	Business development, market position

According to iWebchoice, a professional ranking website under iResearch, fang.com ranked the first among real estate websites and 1,609th among all websites worldwide. Its main competitors include Sina Leju, Anjuke (acquired by 58.com in 2015), Sohu Focus and Tencent House on the PC platform, and Anjuke, House 365, Kanfang and Fangdd on the mobile platform.

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According to Analysys (www.analysys.cn), below are certain industry data of Internet users on PC platform from the first quarter of 2014 to the third quarter of 2015:

a)	Daily Active Users

The daily active users data for fang.com and its competitors in 2014 are shown below.

The daily active user data for fang.com and its competitors in the first three quarters of 2015 are shown below.

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b)	Daily Page View

The daily page view data for fang.com and its competitors in 2014 are shown below.

The daily page view data for fang.com and its competitors in the first three quarters of 2015 are shown below.

c)	Daily Visiting Time

The trends of daily visiting time for fang.com and its competitors in 2014 are shown below.

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The trends of daily visiting time for fang.com and its competitors in the first three quarters of 2015 are shown below.

According to Analysys, below are certain industry data of fang.com and its competitors on mobile platform from the first quarter of 2014 to the fourth quarter of 2015:

a)	Daily Active Users

The daily active user data for fang.com and its competitors from the first quarter of 2014 to the fourth quarter of 2015 are shown below.

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b)	Daily APP Turn-on Times

The daily APP turn-on times data for fang.com and its competitors from the first quarter of 2014 to the fourth quarter of 2015 is shown below.

c)	Daily Usage Time

The daily usage time data for fang.com and its competitors from the first quarter of 2014 to the fourth quarter of 2015 is shown below.

According to Analysys, the daily page view of fang.com is significantly higher than that of other Internet real estate information service providers, demonstrating the leadership of fang.com in the market.

According to Analysys, from the first quarter of 2014 to the fourth quarter of 2015, fang.com had advantages over other players in terms of daily active users, daily visiting time, daily active users, daily APP turn-on times and daily usage time, which demonstrates higher user stickiness and in turn indicates Target Companies’ leading market position.

(ii)	Core Competitiveness

•	Advantage in Brand

The Internet real estate information services business of the Target Companies has been in operation for several years. It has successfully completed many projects and established excellent market reputation and brand image.

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•	Advantage in strategic deployment

The Target Companies’ Internet advertising services for real estate and home furnishing industries cover over 500 cities in China. They have deployed professional teams in major cities all over China, developed long term relationship with local customers and accumulated rich experiences.

•	Advantage in users accumulation

By providing comprehensive property information for users seeking to rent or buy homes, the Target Companies have a large user group and rich customer resources.

•	Advantage in talent and technology

The Target Companies entered into the Internet real estate information service industry many years ago and have built up a professional team with in-depth industry experiences and solid skills.

(iii)	Risks

In their ordinary course of business, the Target Companies may face certain risks related to factors such as competition, operational risks caused by macro-control over the real estate industry, technology innovation and loss of key personnel.

8.	Questions relating to the types of contracts for the Internet advertising business, the fee model and the relevant revenue breakdown under such fee model

Wanli’s responses:

The main types of contracts for the Internet advertising business operated by the Target Companies include marketing service contracts, technical service contracts and software license agreements for the “Interactive Search System for Real Estate Listings.” The table below sets forth the key terms of such contracts:

Type of Contract	Signing	Scope of Services	Fee Model	Payment Term
Advertising service contract	Directly with customers	Internet sales planning, promotional campaign planning, online publishing content and scheduling	One-time fee charged for the services provided and revenue is recognized upon publishing of the advertisement or completion of services	Lump-sum payment or by installments
Technical service contract	Directly with customers	Technical support necessary for the services under the relevant advertising service contract	One-time fee charged for the services provided and revenue is recognized upon publishing of the advertisement or completion of services	Lump-sum payment or by installments
Software license agreement for the “Interactive Search System for Real Estate Listings,” or SouFun Bang”	Directly with customers	Provide interface of the “SouFun Bang” system for customers to publish promotional contents and conduct marketing activities at “fang.com”	Fees based on interface specifications and number of usage, and revenue is recognized based on the number of messages published (the “SouFun Bang Fee Model”)	Lump-sum payment or by installments

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The table below sets forth the revenue generated by Target Companies by different fee models.

	(unaudited, revenue figures in thousands RMB)
	Nine months ended September 30, 2015		2014		2013
Fee Model	Revenue	%	Revenue	%	Revenue	%
Revenue recognition upon publishing of the advertisement or completion of services	964,865.4	71.07%	1,702,729.1	70.14%	1,657,458.9	65.99%
SouFun Bang Fee Model	392,783.1	28.93%	725,016.3	29.86%	854,098.0	34.01%
Total	1,357,648.5	100.00%	2,427,745.4	100.00%	2,511,556.9	100.00%

9.	Questions relating to certain user data concerning the “fang.com” website

Wanli’s response

The table below sets forth user data of “fang.com” website on the PC platform for the periods indicated:

Date	Daily Average Page View (in millions)	Daily Average Visits (in millions)	Daily Average Active Users (in millions)	Daily Average Time on Site (in millions of hours)
2014 Q1	10.75	1.87	1.42	0.12
2014 Q2	17.29	3.49	1.10	0.23
2014 Q3	15.20	2.88	0.91	0.17
2014 Q4	7.87	1.38	1.01	0.12
2015 Q1	11.02	1.74	1.24	0.13
2015 Q2	19.01	2.83	2.06	0.23
2015 Q3	13.76	2.11	1.56	0.14

Source: Analysys (www.analysys.cn)

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The table below sets forth certain industry data of “fang.com” on the mobile platform for the periods indicated:

Date	Daily Average Active Users (in millions)	Daily APP Turn-on Frequency (in millions)	Daily Average Time of Use (in millions of hours)
2014 Q1	0.21	0.69	0.05
2014 Q2	0.20	0.71	0.08
2014 Q3	0.17	0.65	0.07
2014 Q4	0.15	0.38	0.03
2015 Q1	0.15	0.30	0.02
2015 Q2	0.30	1.37	0.09
2015 Q3	0.35	1.67	0.13
2015 Q4	0.75	2.39	0.14

Source: Analysys (www.analysys.cn)

10.	Questions relating to advertising revenue breakdown from the new home, secondary home and home furnishing line of business

Wanli’s response:

The table below sets forth the advertising revenue breakdown for different lines of businesses for the periods indicated:

	(unaudited, revenue figures in thousands RMB)
	Nine months ended September 30, 2015			2014		2013
	Revenue	%	Revenue	%	Revenue	%
New home advertising	829,498.3	61.10%	1,500,211.1	62.18%	1,519,487.1	60.50%
Secondary home advertising	404,729.9	29.81%	714,401.6	29.61%	876,526.0	34.90%
Home furnishing advertising	123,420.3	9.09%	198,208.9	8.21%	115,543.9	4.60%
Total	1,357,648.5	100.00%	2,412,821.6	100.00%	2,511,556.9	100.00%

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11.	Questions relating to the Target Companies’ preliminary valuation and forecast

Wanli’s response:

1)	key parameters and assumptions, the growth rate and discount rate of the operating income during the projection period and the calculation method of the preliminary valuation

(i)	Key parameters

The key parameters for the preliminary valuation primarily include operating income, operating costs and expenses, corporate income tax and discount rate.

(ii)	Key assumptions

The preliminary valuation is made based on the following assumptions:

•	continuous operation of the Target Companies’ business as presently conducted without any material change in the foreseeable future;

•	calculation of the market value without taking into account any impact of the relevant transactions that require the preliminary valuation;

•	no unpredictable material change to existing laws and regulations as well as tax and financial policies, especially the policies related to administration of real estate, Internet and advertising, after the reference date of the preliminary valuation;

•	a diligent management team that maintain the present management and operation of the Target Companies;

•	no material change to the existing market conditions;

•	the liquidity of the Target Companies have not been taken into account in the preliminary valuation; and

•	changes and fluctuations in the foreign exchange market have not been taken into account in making future income forecast.

(iii)	Future growth rate within the projection period

The management of the Target Companies expects that (i) revenue generated by the Target Companies will increase by 13% in 2016 from the unaudited revenue in 2015 and by 27% in 2017; (ii) starting from 2018, the revenue growth rate of Target Companies will be 27%, 24%, 17% and 8% in 2018, 2019, 2020 and 2021, respectively; and (iii) the revenue will stabilize starting from 2022.

(iv)	Discount rate

The discount rate used in the preliminary valuation is 12.5% which is based on the weighted average cost of capital (WACC) model.

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(v)	Calculation formula

The preliminary valuation adopts the discounted enterprise fee cash flow model.

2)	Price/earnings (P/E) ratio based on realized or forecasted net profit of the Target Companies and the rationale thereof

In 2014, the unaudited net profit attributable to shareholders of the Target Companies was RMB952.81 million. Calculated based on the unaudited realized net profit attributable to shareholders of RMB506.73 million from January 2015 to September 2015, the estimated net profit attributable to shareholders in 2015 is RMB675.64 million. In 2016, the committed net profit attributable to shareholders is RMB800.00 million.

The table below sets forth the P/E ratio of Target Companies and certain comparable companies:

Fang Asset’s P/E Ratio			Static P/E ratio of the Comparable Companies(4)
2014(1)	2015(2)	2016(3)	Average	Median
16.98	23.95	20.23	199.73	123.29

Notes:

(1)	P/E ratio of 2014 = Preliminary valuation/Unaudited net profit attributable to shareholders in 2014
(2)	P/E ratio of 2015 = Preliminary valuation/Estimated net profit attributable to shareholders in 2015
(3)	P/E ratio of 2016 = Preliminary valuation/Committed net profit in 2016
(4)	Static P/E ratio = The trading price as of September 30, 2015 * total share capital as of September 30, 2015 / Net profit attributable to shareholders in 2014

Wanli’s independent financial advisor and the appraiser of Target Companies are of the view that the valuation of Target Companies is reasonable and fair.

12.	Questions relating to customer advances and receivables

Wanli’s response:

1)	Reasons for the decrease of customer advances and increase of account receivables and whether such decrease and increase represent a declining competitiveness of the Target Companies.

The Target Companies’ unaudited customer advances were RMB628.59 million, RMB617.28 million and RMB421.34 million as of December 31, 2013 and 2014 and September 30, 2015, respectively. Target Companies’ unaudited account receivables were RMB242.80 million, RMB263.42 million and RMB379.26 million as of December 31, 2013 and 2014 and September 30, 2015, respectively.

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(i)	Reasons for changes in customer advances and account receivables of the Target Companies

The customer advances of the Target Companies primarily derived from the secondary home advertising business in which customers generally make lump-sum payments in advance. For the new home advertising and home furnishings advertising businesses, customers generally make their payments in lump-sum or installments in accordance with the terms of the contracts with the Target Companies. As a result, the time when payments are made may be different from the time when revenues are recognized. Payments are recorded customer advances if revenue recognition conditions are not met.

The table below sets forth selected financial data of the Target Companies for the periods indicated:

(unaudited, in thousands RMB)
Item	Nine months ended September 30, 2015	2014	2013
Revenue	1,357,648.5	2,427,745.4	2,511,556.9
- New home advertising	829,498.3	1,515,134.9	1,519,487.1
- Secondary home advertising	404,729.9	714,401.6	876,526.0
- Home furnishing advertising	123,420.3	198,208.9	115,543.9
Profit before tax	547,283.4	1,068,401.5	1,300,914.4
Net profit	506,729.3	952,806.8	1,152,661.8
Net profit attributable to parent	506,729.3	952,806.8	1,152,661.8

During the above reporting periods, the results of operations of the Target Companies decreased, for which the mains reasons are twofold. Fang adjusted its internal business structure, organizational structure and personnel in connection with its business transformation, which to certain extent had an impact on the Target Companies’ market expansion and customer retention, and caused a decline in the Target Companies’ revenues. In addition, the Target Companies temporarily reduced their pricing in response to a loss of customers for the secondary home advertising services, which was caused by the direct competition between Fang’s new business and the business of certain customers of the Target Companies. The decrease in customer advances is primarily due to the decline in the Target Companies’ secondary home advertising business. The increase in account receivables was primarily due to the extended length of credit term granted to customers as a result of the fluctuations in the real estate industry.

(ii)	The competitiveness of the Target Companies is not declining.

As of September 30, 2015, December 31, 2014 and 2013, unaudited customer advances and account receivables accounted for a relatively small portion of the Target Companies’ revenues, representing 31.03% and 27.93% of the Target Companies’ revenues in the nine months ended September 30, 2015, 25.43% and 10.85% of the Target Companies’ revenues in 2014, and 25.03% and 9.67% of the Target Companies’ revenues in 2013, respectively. In addition, the Target Companies have adopted a proactive collection policy with respect to the unpaid receivables to further minimize the potential risks associated with the increasing amount of account receivables.

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Wanli’s financial advisor is of the view that the decrease in customer advances and the increase in account receivables do not represent a decline in the Target Companies’ competitiveness.

2)	Factors attributable to other receivables, reasons for the relatively large outstanding amount of other payables during the reporting periods, and whether such other receivables constitute non-recurring use of the Target Companies’ cash by the relevant parties.

The table below sets forth the components of the unaudited other receivables of the Target Companies for the periods indicated:

Item	As of September 30, 2015 (RMB’000)	As of December 31, 2014 (RMB’000)	As of December 31, 2013 (RMB’000)
Other receivables from related parties	3,141,823.1	3,745,557.8	2,738,303.1
Other receivables from third parties	12,592.2	32,295.8	67,092.1
Total	3,154,415.3	3,777,853.6	2,805,395.2

During the above reporting periods, other receivables of the Target Companies’ primarily consisted of other receivables due from related parties which were incurred mainly to manage excessive cash generated by the Target Companies. Such numbers are significantly different from those as disclosed in the Preliminary Plan due to the exclusion of the financial services from the Target Business. The Target Companies are currently in the process of settling the other receivables with the relevant related parties.

13.	Questions relating to the impact on the valuation of the Target Companies by the fact that certain High-Tech Enterprise Certificates held by the Target Companies have expired

Wanli’s response:

As of the public release of the Preliminary Plan, two High-Tech Enterprise Certificates held by the Target Companies expired on October 30, 2015. Each of the holders of such High-Tech Enterprise Certificates has received the renewed High-Tech Enterprise Certificate in November 2015 with a valid term of three years. In addition, Hong An Tu Sheng also received its High-Tech Enterprise Certificate in November 2015 with a valid term of three years.

Wanli’s independent financial advisor is of the view that, given the holders of the relevant High-Tech Enterprise Certificates already renewed their certificates, there will be no impact on the valuation of Target Companies in this regard.

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14.	Questions relating to the appraisal of the assets disposed by Wanli during the Restructuring

Wanli’s response:

As of the date of this response, Wanli’s appraisal as of December 31, 2015 has not been completed. Total assets of Wanli is not expected to be below RMB700 million. As of December 31, 2015, shareholder equity attributable to shareholders of Wanli was RMB709.5 million. Wanli’s loss in 2015 was RMB18.7 million.

The income method and the market method are both not feasible for the appraisal of the disposed assets. The independent financial advisor of Wanli and the appraiser of the Target Companies are of the view that the disposed assets are not under-valued and the interest of Wanli as a listed company will not be jeopardized.

15.	Questions relating to the independence of certain employees of the Target Companies

Wanli’s response:

As of the date hereof, Mr. Mo Tianquan and Mr. Dai Jiangong, both senior management personnel of the Target Companies, hold positions in controlled affiliates of the controlling person of the Target Companies, except that Ms. Lu Tingli serves as a manager at SouFun Media. The concurrent employment of Mr. Mo and Mr. Dai in these entities is mainly to ensure streamlined management of the business operation of Fang. Mr. Mo, as the ultimate controlling person of the Target Companies and Fang, undertakes to maintain the independence of Wanli’s business, assets, employees, financial matters and organization.

Wanli’s independent financial advisor is of the view that (i) it is reasonable that Mr. Mo and Mr. Dai are concurrently employed by both the Target Companies and affiliates controlled by the ultimate controlling person, and the Target Companies will have the employees, operating system and capacity necessary to conduct their business; and (ii) upon the consummation of the Restructuring, subject to the performance of the undertakings made by Mr. Mo and Fang, the employees of Wanli will be independent from those of Wanli’s controlling shareholder, ultimate controlling person and its controlled affiliates.

The legal counsel of Wanli is also of the view that upon the consummation of the Restructuring, subject to the performance of the undertakings made by Mr. Mo and Fang, the employees of Wanli will be independent from those of Wanli’s controlling shareholder, ultimate controlling person and its controlled affiliates.

16.	Questions relating to the disclosure of performance forecast in the next three years and the relevant report issued by a professional institution in this regard

Wanli’s response:

Ernst & Young has issued a verification report with respect to the profit forecast of the Target Companies as disclosed in the Preliminary Plan. For more details of the verification report, please refer to a summary English translation of the verification report included as Exhibit 99.3 to the Form 6-K to be filed separately with the U.S. Securities and Exchange Commission by the Company on May 5, 2016. The summary English translation is qualified in its entirety by reference to the verification report, which is available at www.sse.com.cn, the official website of the SSE.

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17.	Questions relating to the failure to file certain domain names with relevant authorities by the Target Companies

Wanli’s response:

Based on the information provided by Fang and after relevant research, the Target Companies and their subsidiaries own 250 domain names relating to their operations. Regarding these domain names, the ICP approval and/or filing procedure for “fangtianxia.com,” “fang.com.cn,” “fang.com,” “villachina.com,” “villachina.com.cn,” “fangtx.com” and “aoserp.com” have been completed with the competent regulatory authorities. According to Fang, the Target Companies and their subsidiaries registered and owned multiple domain names primarily for the purposes of preventing abusive registration by third parties and reserving sufficient domain names for future business expansion. The independent financial advisor and legal counsel of Wanli are of the view that, given the ICP approval and/or filing procedure for the abovementioned seven domain names that was actually used by the Target Companies has been completed with the competent regulatory authority, and the rest of the domain names were not actually used in the ordinary course of the Target Companies’ business, the failure to complete the ICP approval and/or filing procedure for the rest of the domain names will not have a material adverse impact on the Target Companies’ business operation.

18.	Question related to non-competition arrangement between the Target Companies and Fang

Wanli’s response:

1)	Detailed measures to resolve the competition issue

Fang has conducted an internal restructuring, upon the completion of which none of the subsidiaries of Fang (other than the SouFun Hong Kong Subsidiaries, which will maintain Internet advertising operation for the purposes of meeting certain qualification for foreign investors in connection with the application of an ICP license as required under applicable PRC laws and regulations) is engaged in the real estate Internet advertising business. The Target Companies will also not engage in any area that is not included in the Target Business.

In December 2015, each of Mr. Mo Tianquan and Fang entered into an agreement with Wanli, pursuant to which each of Mr. Mo and Fang undertook that: (i) he/it will not engage in any business that directly or indirectly competes with the principal business of Wanli either within or outside the PRC; (ii) if there exists any competing business, he/it will terminate such competing business, consolidate the competing business into Wanli or transfer the competing business to an unaffiliated third party; (iii) if he/it becomes aware of any corporate opportunities that may lead to competition with Wanli, he/it will notify Wanli of such opportunities and provide such opportunities to Wanli if Wanli accepts at the terms that are not less favorable than those presented to him/it or an independent third party; and (iv) he/it will cease the operation of all competing businesses upon execution of the agreement. In addition, the Fang Subsidiaries issued a letter of undertaking in December 2015, pursuant to which each of the Fang Subsidiaries has made certain undertakings similar to those made by Mr. Mo Tianquan and Fang.

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2)	Proposed resolution of the competition issue between the Target Companies and the SouFun Hong Kong Subsidiaries

The Target Companies propose to take the following measures to avoid competition with the SouFun Hong Kong Subsidiaries. As Shanghai Jing Rong had already obtained an ICP license, Wanli will, as soon as practicable after the consummation of the Restructuring, select any of the SouFun Hong Kong Subsidiaries as the foreign investor of Shanghai Jing Rong and complete the relevant change of registration of such ICP license (if necessary) in accordance with applicable laws.

Upon selection of any of the SouFun Hong Kong Subsidiaries as the foreign investor of the applicant in accordance with the above, the other SouFun Hong Kong Subsidiaries will immediately cease to operate the real estate Internet advertising business. The selected SouFun Hong Kong Subsidiary will immediately cease to operate the real estate Internet advertising business if the restriction on foreign ownership in telecom industry is eased or the performance requirement for foreign investors is revoked.

19.	Question regarding supplemental disclosure of the key financial data of the Target Companies for 2012, 2013, 2014 and the nine months ended September 30, 2015

Wanli’s response:

Given its internal strategies of business development, Fang, after consultation with Wanli, resolved to change the business scope of the Target Business to Internet advertising for real estate and home furnishing industries. The table below sets forth certain unaudited key financial data of Target Companies for the periods and as of the dates indicated.

(unaudited, in thousands RMB)
	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Total Assets	3,987,655.5	5,318,254.7	4,511,282.7	3,749,523.6
Total Liabilities	1,125,312.8	2,233,069.7	2,187,252.0	824,944.9
Total Shareholders’ Equity	2,862,342.7	3,085,185.1	2,324,030.7	2,924,578.7

	Nine months ended September 30, 2015	2014	2013	2012
Revenue	1,357,648.5	2,427,745.4	2,511,556.9	1,896,208.5
Gross Profit	547,283.4	1,068,401.5	1,300,914.4	795,908.9
Net Profit	506,729.3	952,806.8	1,152,661.8	693,002.4
Net Profit Attributable to Parent Company	506,729.3	952,806.8	1,152,661.8	693,002.4

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